                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                HOENIG GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    434396107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                September 3, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                            -----------------------------

CUSIP NO. 434396107                 13G              Page 2 of 5

-----------------------                            -----------------------------



--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY)

                      Alan B. Herzog

--------------------------------------------------------------------------------

     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                      (a) [ ]

                      (b) [ ]
--------------------------------------------------------------------------------

     3
             SEC USE ONLY


--------------------------------------------------------------------------------
     4
             CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.

--------------------------------------------------------------------------------
                            SOLE VOTING POWER
                        5
 NUMBER OF SHARES                        0
   BENEFICIALLY
  OWNED BY EACH     ------------------------------------------------------------
 REPORTING PERSON           SHARED VOTING POWER
       WITH             6
                                         0

                    ------------------------------------------------------------
                            SOLE DISPOSITIVE POWER
                        7
                                         0

                    ------------------------------------------------------------
                            SHARED DISPOSITIVE POWER
                        8
                                         0

--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
                        0

--------------------------------------------------------------------------------
  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                      [ ]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11

                        0%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  12
                        IN

--------------------------------------------------------------------------------

-----------------------                            -----------------------------

CUSIP NO. 434396107                 13G              Page 3 of 5

-----------------------                            -----------------------------



ITEM 1.           (a)      NAME OF ISSUER:

                           Hoenig Group Inc.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           4 International Drive
                           Rye Brook, NY 10573

ITEM 2.           (a)      NAME OF PERSONS FILING:

                           Alan B. Herzog

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           4 International Drive
                           Rye Brook, NY 10573

                  (c)      CITIZENSHIP:

                           U.S.A.

                  (d)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $0.01 per share

                  (e)      CUSIP NUMBER:

                           434396107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:

                           0 shares(1)

                  (b)      Percent of class:

                           0%

                  (c) Number of shares as to which the Reporting Person has:

                           (i)      Sole power to vote or to direct the vote:

-----------------------                            -----------------------------

CUSIP NO. 434396107                 13G              Page 4 of 5

-----------------------                            -----------------------------


                           (ii)     Shared power to vote or to direct the vote:

                                    0

                           (iii) Sole power to dispose or to direct the disposition of:

                                    0

                           (iv) Shared power to dispose or to direct the disposition of:

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Inapplicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable

ITEM 10.          CERTIFICATIONS.

                  Inapplicable

-----------------------                            -----------------------------

CUSIP NO. 434396107                 13G              Page 5 of 5

-----------------------                            -----------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 3, 2002


                                            /s/ Alan B. Herzog
                                            -----------------------------
                                            ALAN B. HERZOG


(1) On February 28, 2002, the Reporting Person entered into a Voting Agreement with Investment Technology Group, Inc. ("ITG"), Max H. Levine, the Laura H. Hoenig Family Trust and the Laura H. Hoenig Grantor Retained Annuity Trust (the "Voting Agreement"). Pursuant to the Voting Agreement, the Reporting Person agreed that he would, among other things, vote or cause to be voted 944,682 shares of Hoenig Group Inc. ("Hoenig") common stock that he beneficially owned, or approximately 11.9% of the outstanding shares of Hoenig common stock as of that date (not including 10,600 shares owned by the Alan B. & Frances G. Herzog Charitable Foundation, Inc., with respect to which the Reporting Person shared the power to vote, or to direct the vote, and shared the power to dispose, or to direct the disposition of, such shares (together with the 944,682 shares that the Reporting Person beneficially owned directly, "the Shares"), and 80,000 shares owned by Frances G. Herzog, the Reporting Person's spouse, with respect to which Frances G. Herzog had the sole power to vote, or to direct the vote, and the sole power to dispose, or direct the disposition of, such shares), and any shares of Hoenig common stock of which he would become the beneficial owner after the date of the Voting Agreement (i) in favor of the approval of the terms of the merger agreement, dated as of February 28, 2002 (the "Merger Agreement"), by and among ITG, Hoenig and Indigo Acquisition Corp., a wholly-owned subsidiary of ITG ("Indigo"), whereby Indigo would be merged with and into Hoenig and Hoenig would become a wholly-owned subsidiary of ITG (the "Merger"), and (ii) against any action that would impede or interfere with, delay, discourage or materially adversely affect the Merger. In addition, the Reporting Person agreed not to sell, transfer, encumber or otherwise dispose of such shares of Hoenig common stock so long as the Voting Agreement was in effect, subject to certain limited exceptions. On September 3, 2002, the Merger was completed, and the Voting Agreement was terminated in accordance with its terms. In the Merger, the Reporting Person surrendered the Shares in exchange for the consideration provided for in the Merger Agreement, as amended on July 2, 2002. Accordingly, the Reporting Person no longer has beneficial ownership of any shares of Hoenig common stock.